As filed with the Securities and Exchange Commission on June 7, 2002
                                                 Registration No. 333-________
===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     under
                          THE SECURITIES ACT OF 1933

                             --------------------

                             CAMPBELL SOUP COMPANY
            (Exact name of registrant as specified in its charter)

          New Jersey                                       21-0419870
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                        Identification No.)

                                Campbell Place
                         Camden, New Jersey 08103-1799
                                (856) 342-4800
              (Address, including zip code, and telephone number,
                including area code, of registrant's principal
                              executive offices)

                             --------------------

                               Ellen Oran Kaden
              Senior Vice President - Law and Government Affairs
                                Campbell Place
                         Camden, New Jersey 08103-1799
                                (856) 342-4800
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                             --------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             --------------------

                        CALCULATION OF REGISTRATION FEE

 =================================================================================================
   Title of                                   Proposed           Proposed
 each Class of                                 maximum            maximum            Amount of
 securities to            Amount          aggregate price        aggregate         registration
 be registered      to be registered(1)      per unit(2)      offering price(2)          fee
 -------------------------------------------------------------------------------------------------
 Debt Securities     $1,000,000,000           100%             $1,000,000,000          $92,000
 =================================================================================================
                                                                        (footnotes on next page)

The  Registrant  hereby  amends  this  Registration  Statement  on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically  states that this  Registration  Statement shall  thereafter  become  effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration  Statement shall become  effective on such date as the  Commission,  acting pursuant to said Section 8(a), may determine.
==================================================================================================

(footnotes continued from previous page)
--------------------

(1) Or, if any Debt Securities are issued (i) with a principal amount denominated in a foreign currency, such principal amount as shall result in an aggregate initial offering price equivalent to $1,000,000,000 at the time of the initial offering, or (ii) at original issue discount, such greater amount as shall result in aggregate proceeds to the Registrant of $1,000,000,000.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not prohibited.


PROSPECTUS         Subject to Completion, dated June 7, 2002
----------

                             CAMPBELL SOUP COMPANY

                                Debt Securities

                             --------------------

     From time to time, we may sell debt securities consisting of debentures, notes or other unsecured evidences of indebtedness on terms we will determine at the times we sell the debt securities. We will sell the debt securities at an aggregate initial offering price no greater than $1,000,000,000 or the equivalent of this amount in foreign or composite currencies. When we decide to sell a particular series of debt securities, we will prepare and deliver a supplement to this prospectus describing the particular terms of the debt securities we are offering.

                             --------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We may sell the debt securities directly, through agents, through underwriters or dealers, or through a combination of such methods. If we elect to use agents, underwriters or dealers in any offering of debt securities, we will disclose their names and the nature of our arrangements with them in the prospectus supplement we prepare for such offering.

                             --------------------

             The date of this prospectus is            , 2002

                               TABLE OF CONTENTS

                                                                          Page

Where You Can Find More Information About Us..............................  2
Disclosure Regarding Forward-Looking Statements...........................  2
Campbell Soup Company.....................................................  3
Recent Developments.......................................................  3
Use of Proceeds...........................................................  4
Ratio of Earnings to Fixed Charges........................................  4
Description of Debt Securities............................................  5
Plan of Distribution...................................................... 13
Legal Opinions............................................................ 14
Experts................................................................... 14
Index to Consolidated Financial Statements................................F-1


     This prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information About Us".

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell debt securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of debt securities. In this prospectus, "we," "us" and "our" refer to Campbell Soup Company and our consolidated subsidiaries.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed.

     o Our Annual Report on Form 10-K for the fiscal year ended July 29, 2001, which incorporates by reference certain portions of our 2001 Annual Report to Shareowners; and

     o Our Quarterly Reports on Form 10-Q for the three months ended October 28, 2001 and January 27, 2002.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                        Corporate Secretary
                        Campbell Soup Company
                        Campbell Place
                        Camden, New Jersey, 08103-1799
                        (856) 342-6122


                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Whether these forward-looking statements turn out to be accurate is subject to a number of risks and uncertainties, many of which are beyond our control. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "estimate" and similar expressions.

     In light of these risks and uncertainties, we cannot assure you that the results and events contemplated by the forward-looking information contained in this prospectus will in fact transpire. Potential investors are cautioned not to place undue reliance on these forward-looking statements. Subject to applicable law, we do not undertake any obligation to update or revise any forward-looking statements. All written or oral forward-looking statements made after the date of this prospectus and which are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

                             CAMPBELL SOUP COMPANY

     Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Campbell Soup Company was incorporated as a business organization under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, our beginnings in the food business can be traced back to 1869. Our principal executive offices are at Campbell Place, Camden, New Jersey 08103-1799.

     We operate in four business segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. The North America Soup and Away From Home segment is comprised of various Campbell's brand soups, including condensed and ready-to-serve varieties, Swanson broths, the total business in Canada and the Away From Home operations. The Away From Home operations represent the distribution of products such as Campbell's soups, Campbell's specialty entrees, beverage products and other prepared foods through various food service channels. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell's tomato juice and the total businesses in Mexico and other Latin American countries. The Biscuits and Confectionery segment includes Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott's biscuits and crackers in Australia and Asia/Pacific and Godiva chocolates worldwide. The International Soup and Sauces segment is comprised of operations outside North America, including Erasco soups in Germany, Liebig soups in France, Campbell's soups and Homepride sauces in the United Kingdom, Campbell's soups in the Asia/Pacific region, and the European dry soups and sauce businesses under the Batchelors, Oxo, Lesieur, Royco, Heisse Tasse, Bla Band and McDonnells brands.

                              RECENT DEVELOPMENTS

     On May 15, 2002, we announced results for the third quarter ended April 28, 2002 and estimated earnings for the full fiscal year, which we expect to be approximately $1.30 per diluted share (excluding the impact of the Australian reconfiguration). Net sales in the third quarter ended April 28, 2002 increased 8% to $1.37 billion. Net earnings for the quarter were $96 million, a decrease of 21% from the same period last fiscal year. Excluding the impact of the Australian manufacturing reconfiguration, net earnings for the quarter were $100 million, a decrease of 19% from the same period last fiscal year. Diluted earnings per share for the third quarter of 2002 were $.23, a decrease of 23% or $.07 from the same period last fiscal year. Diluted earnings per share decreased 20% excluding the impact of the Australian reconfiguration.

     Net sales for the nine-month period ended April 28, 2002 increased 7% to $4.9 billion. Net earnings for the nine-month period were $470 million, a decrease of 21% from the same period last fiscal year. Excluding the impact of the Australian manufacturing reconfiguration, net earnings for the nine months were $480 million, a decrease of 20% from the same period last fiscal year. Diluted earnings per share for the nine-month period were $1.14, a decrease of 20% or $.28 from the same period last fiscal year. Diluted earnings per share decreased 18% excluding the impact of the Australian reconfiguration.

     On March 30, 1998, the company effected a spinoff of several of its non-core businesses to Vlasic Foods International Inc. ("VFI"). VFI and several of its affiliates (collectively, "Vlasic") commenced cases under Chapter 11 of the Bankruptcy Code on January 29, 2001 in the United States Bankruptcy Court for the District of Delaware. Vlasic's Second Amended Joint Plan of Distribution under Chapter 11 (the "Plan") was confirmed by an order of the Bankruptcy Court dated November 16, 2001, and became effective on or about November 29, 2001. The Plan provides for the assignment of various causes of action allegedly belonging to the Vlasic estates, including claims against the company allegedly arising from the spinoff, to VFB LLC, a limited liability company ("VFB") whose membership interests are to be distributed under the Plan to Vlasic's general unsecured creditors.

     As previously reported, on February 19, 2002, VFB commenced a lawsuit against the company and several of its subsidiaries in the United States District Court for the District of Delaware alleging, among other things, fraudulent conveyance, illegal dividends and breaches of fiduciary duty by Vlasic directors alleged to be under the company's control. The lawsuit seeks to hold the company liable in an amount necessary to satisfy all unpaid claims against Vlasic (which VFB estimates in the complaint to be $250,000,000), plus unspecified exemplary and punitive damages. The company believes the action is without merit and intends to defend the case vigorously.

     On June 4, 2002, the company announced that its Australian subsidiary, Arnott's Biscuits Holdings Pty Ltd ("Arnott's"), had agreed to make a cash offer of $2.00 per share (Australian) for all of the shares of Snack Foods Limited, a leader in the Australian salty snack category. Under the terms of the offer, Snack Foods Limited's shareholders will also receive a dividend of
2.5 cents (Australian) per share, previously paid in October, from Snack Foods Limited. The acquisition will be in the form of an all-cash tender offer, and the total consideration for the shares would be approximately $255 million (Australian), or approximately $145 million (U.S.). Arnott's offer will be subject to a number of conditions, including the tender of at least 90% of the outstanding shares in the offer and the approval of Australian antitrust and foreign investment authorities.

                                USE OF PROCEEDS

     Unless we describe a different use of proceeds from an offering in the related prospectus supplement, we intend to use the net proceeds from the sales of the debt securities to repay short-term debt, to reduce or retire other indebtedness and for other general corporate purposes, including acquisitions.


                      RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges for the periods shown:

     Six months
       ended                              Fiscal year ended
     ----------   ----------------------------------------------------------
      1/27/02     7/29/01     7/30/00     8/1/99     8/2/98     8/3/97

        6.1         5.1         5.7        6.1         6.0       6.1
        ===         ===         ===        ===         ===       ===

     The ratios of earnings to fixed charges were computed by dividing our earnings by our fixed charges. For this purpose, earnings include earnings from continuing operations before equity in earnings of affiliates and minority interests, amortization of capitalized interest, taxes on earnings and fixed charges (excluding capitalized interest). Fixed charges include interest expense, capitalized interest, amortization of debt expenses and the estimated interest components of rentals. In the first six months of fiscal year 2002 and in fiscal years 2001, 1999, 1998 and 1997, we recorded restructuring charges of $1 million, $10 million, $36 million, $262 million and $204 million, respectively. Excluding the effect of such charges, the ratio of earnings to fixed charges would have been 6.1 in the first six months of 2002, 5.1 in 2001, 6.3 in 1999, 7.2 in 1998 and 7.1 in 1997.

                        DESCRIPTION OF DEBT SECURITIES

     Unless we indicate otherwise in an accompanying prospectus supplement, the debt securities consisting of debentures, notes and other unsecured evidence of indebtedness will be issued under an Indenture, between the Company and Bankers Trust Company, as Trustee, the form of which we have filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain general provisions of the Indenture and the debt securities does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. The particular terms of a series of debt securities offered by a prospectus supplement and the extent, if any, to which such general provisions may apply to such securities will be described in the prospectus supplement relating to such series. Capitalized terms used and not otherwise defined in this section shall have the meanings assigned to them in the Indenture.

General

     The Indenture does not limit the amount of debt securities which we may issue under the Indenture and provides that debt securities may be issued thereunder up to the aggregate principal amount which our Board of Directors may authorize from time to time. Debt securities may be issued from time to time in one or more series. Debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     Please refer to the prospectus supplement relating to any particular series of debt securities we may offer for the following terms of such series:

     (a) the designation, aggregate principal amount and authorized denominations of the offered debt securities;

     (b) the price (expressed as a percentage of the aggregate principal amount thereof) at which the offered debt securities will be issued;

     (c)  the date or dates on which the offered debt securities will mature;

     (d) the annual rate, if any, at which the offered debt securities will bear interest;

     (e) the date from which such interest, if any, on the offered debt securities will accrue, the dates on which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and, with respect to offered debt securities in registered form, the regular record dates for such interest payment dates;

     (f)  any optional or mandatory sinking fund provisions;

     (g) the date, if any, after which and the price or prices at which the offered debt securities may, pursuant to any optional or mandatory redemption provisions, be redeemed at our option or at the option of the holder and any other terms and provisions of such optional or mandatory redemptions;

     (h) the denominations in which any offered debt securities of a series which are registered securities will be issuable if other than denominations of $1,000 and any integral multiple thereof, and the denominations in which any offered debt securities of the series which are bearer securities will be issuable if other than denominations of $5,000;

     (i) if other than the principal amount thereof, the portion of the principal amount of offered debt securities of the series which will be payable upon declaration of acceleration of maturity thereof or provable in bankruptcy;

     (j) any Events of Default with respect to the offered debt securities of the series, if not set forth in the Indenture;

     (k) the currency or currencies, including composite currencies, in which payment of the principal of (and premium, if any) and interest, if any, on the offered debt securities of the series will be payable (if other than the currency of the United States of America), which unless otherwise specified will be the currency of the United States of America as at the time of payment which is the legal tender for payment of public or private debts;

     (l) if the principal of (and premium, if any), or interest, if any, on the offered debt securities of the series is to be payable, at our election or at the election of any holder thereof, in a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

     (m) if such offered debt securities are to be denominated in a currency or currencies, including composite currencies, other than the currency of the United States of America, the equivalent price in the currency of the United States of America;

     (n) if the amount of payments of principal of (and premium if any), or portions thereof, or interest, if any, on the offered debt securities of the series may be determined with reference to an index, formula or other method, the manner in which such amounts will be determined;

     (o) whether the offered debt securities will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of any offered debt securities issuable in bearer form and whether, and, if so, the terms upon which, any offered debt securities in bearer form will be exchangeable for offered debt securities in registered form;

     (p)  whether such offered debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the method of transferring beneficial interests in such global security or global securities;

     (q) whether the offered debt securities of any series shall be issued upon original issuance in whole or in part in the form of one or more book-entry securities;

     (r) the application, if any, of certain provisions of the Indenture relating to defeasance and discharge, and certain conditions thereto;

     (s) with respect to the offered debt securities of the series, any deletions from, modifications of or additions to the Events of Default or any covenants, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture; and

     (t) any U.S. Federal income tax consequences applicable to the offered debt securities.

     Debt securities of a series may be issued in registered form or bearer form or both as specified in the terms of the series, may be issued in whole or in part in the form of one or more global securities and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company, or another depository named by the Company and identified in a prospectus supplement with respect to such series. The prospectus supplement will specify whether the offered debt securities will be registered, bearer, global or book-entry form.

     So long as the Depository for a global security or its nominee is the registered owner of such global security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such global security for all purposes. Except in certain circumstances, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof.

     Unless the prospectus supplement relating thereto specifies otherwise, debt securities denominated in U.S. dollars will be issued only in denominations of $1,000 or any integral multiple thereof, and bearer securities denominated in U.S. dollars will be issued only in denominations of $5,000. The prospectus supplement relating to a series of debt securities denominated in a foreign or composite currency will specify the denomination thereof.

     At the option of the holder and subject to the terms of the Indenture, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series will be exchangeable into an equal aggregate principal amount of registered securities or, in the case of global bearer securities, registered securities or bearer securities of the same series (with the same interest rate and maturity date). Bearer securities surrendered in exchange for registered securities between the record date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest accrued as of such date will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable Indenture. Registered securities of any series will be exchangeable into an equal aggregate principal amount of registered securities of the same series (with the same interest rate and maturity date) of different authorized denominations. Registered securities may not be exchanged for bearer securities.

     A book-entry security may not be registered for transfer or exchange (other than as a whole by the depository to a nominee or by such nominee to such depository) unless

     (a) the depository or such nominee notifies us that it is unwilling or unable to continue as depository,

     (b)  the depository ceases to be qualified as required by the Indenture,

     (c) we instruct the Trustee in accordance with the Indenture that such book-entry securities shall be so registrable and exchangeable,

     (d) there shall have occurred and be continuing an Event of Default or an event which after notice or lapse of time would be an Event of Default with respect to the debt securities evidenced by such book-entry securities or

     (e) there shall exist such other circumstances, if any, as may be specified in the applicable prospectus supplement.

No service charge will be made for any transfer or exchange of the debt securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     Unless we indicate otherwise in the prospectus supplement, principal (and premium, if any) will be payable and registered securities will be transferable at the corporate trust office of the Trustee or such other paying agent as we may appoint from time to time, as specified in the applicable prospectus supplement. Unless other arrangements are made, we will pay interest, if any, by checks mailed to the holders of registered securities at their registered addresses. We will make payment with respect to debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee, as the case may be, as the registered owner of the global security. To the extent set forth in the prospectus supplement relating thereto, any bearer securities and the coupons appertaining thereto will be payable against surrender thereof, subject to any applicable laws and regulations, at the offices of such paying agencies outside the United States as we may appoint from time to time.

     One or more series of the debt securities may be issued as discounted debt securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. U.S. Federal income tax consequences and other special considerations applicable to any such discounted debt securities will be described in the prospectus supplement relating thereto.

     Under the Indenture, we will have the ability to issue debt securities with terms different from those of debt securities previously issued.

Certain Covenants

     Restrictions on Secured Debt

     If the Company or any Restricted Subsidiary shall incur or guarantee any evidence of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure all series of the Offered Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Assets.

     The above restriction will not apply to, and there will be excluded from secured Debt in any computation under such restrictions, Debt secured by

     (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary,

     (b)  Mortgages in favor of the Company or a Restricted Subsidiary,

     (c) Mortgages in favor of governmental bodies to secure progress, advance or other payments,

     (d) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof, including acquisition through merger or consolidation, and purchase money and construction Mortgages which are entered into within specified time limits,

     (e)  Mortgages securing industrial revenue or pollution control bonds,

     (f) mechanics and similar liens arising in the ordinary course of business in respect of obligations not due or being contested in good faith,

     (g) Mortgages arising from deposits with or the giving of any form of security to any governmental authority required as a condition in the transaction of business or exercise of any privilege, franchise or license,

     (h) Mortgages for taxes, assessments or governmental charges or levies which are not then due or, if delinquent, are being contested in good faith,

     (i) Mortgages, including judgment liens, arising from legal proceedings being contested in good faith and

     (j) any extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (a) through (i) inclusive.

     Restrictions on Sales and Leasebacks

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless the aggregate amount of all Attributable Debt with respect to such transactions plus all Debt secured by Mortgages on Principal Properties (with the exception of secured Debt which is excluded as described in "Restrictions on Secured Debt" above) would not exceed 10% of Consolidated Net Assets.

     This restriction will not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if

     (a) the lease is for a period, including renewal rights, of not in excess of five years,

     (b) the sale or transfer of the Principal Property is made within a specified period after its acquisition or construction,

     (c) the lease secures or relates to industrial revenue or pollution control bonds,

     (d) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or

     (e) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased, an amount not less than the greater of

          (1) the net proceeds of the sale of the Principal Property leased or

          (2)  the fair market value of the Principal Property leased.

          In lieu of applying proceeds to the retirement of Funded Debt, debentures or notes (including the Debt Securities) of the Company or a Restricted Subsidiary may be surrendered to the applicable trustee for cancellation at a value equal to the then applicable optional redemption price thereof or the Company or a Restricted Subsidiary may credit the principal amount of Funded Debt voluntarily retired within 180 days after such sale.

     Unless otherwise indicated in a prospectus supplement, the covenants contained in the Indenture and the Debt Securities would not necessarily afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of Debt Securities.

     Certain Definitions

     "Attributable Debt" means, as to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining primary term thereof, discounted from the respective due dates thereof to such date at the actual percentage rate inherent in such arrangements as determined in good faith by the Company. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the amount payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be terminated.

     "Consolidated Net Assets" means total assets after deducting therefrom all current liabilities as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

     "Funded Debt" means (a) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower and (b) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Principal Property" means any manufacturing or processing plant or warehouse owned at the date hereof or hereafter acquired by the Company or any Restricted Subsidiary of the Company which is located within the United States of America and the gross book value (including related land and improvements thereon and all machinery and equipment included therein without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 2% of Consolidated Net Assets other than (a) any property which in the opinion of the Board of Directors is not of material importance to the total business conducted by the Company as an entirety or
(b) any portion of a particular property which is similarly found not to be of material importance to the use or operation of such property.

     "Restricted Subsidiary" means a Subsidiary of the Company (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States of America and (b) which owns a Principal Property, but does not include a Subsidiary of the Company engaged primarily in the development and sale or financing of real property.

Merger and Consolidation

     The Company will not merge or sell, convey, transfer or lease all or substantially all of its assets unless the successor Person is the Company or another Person that assumes the Company's obligations on the Debt Securities and under the Indenture and, after giving effect to such transaction, the Company or the successor Person would not be in default under the Indenture.

Events of Default

     The Indenture defines "Events of Default" with respect to the Debt Securities of any series as being one of the following events:

     (a) default in the payment of any installment of interest on that series for 30 days after becoming due;

     (b) default in the payment of principal (or premium, if any) on that series when due;

     (c) default in the performance of any other covenant with respect to the Debt Securities of that series or in the Indenture (other than a covenant included in the Indenture solely for the benefit of any series of Debt Securities other than that series) continued for 90 days after notice;

     (d)  certain events of bankruptcy, insolvency or reorganization; and

     (e) any other Event of Default provided with respect to Debt Securities of that series.

The Indenture contains no Events of Default or other provisions which specifically afford holders of the Debt Securities protection in the event of a highly leveraged transaction.

     If an Event of Default shall occur and be continuing with respect to the Debt Securities of any series, either the Trustee or the holders of at least 25% in principal amount of the Debt Securities of that series then outstanding may declare the principal (or such portion thereof as may be specified in the prospectus supplement relating to such series) of the Debt Securities of such series and the accrued interest thereon, if any, to be due and payable. The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default known to a Responsible Officer of the Trustee, give the holders of Debt Securities notice of all uncured defaults known to it (the term "default" to mean the events specified above without grace periods); provided that, except in the case of default in the payment of principal of or interest on any Debt Security, the Trustee shall be protected in withholding such notice if it in good faith determines the withholding of such notice is in the interest of the holders of Debt Securities. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the Debt Securities of that series then outstanding, by written notice to the Company and the Trustee, may, in certain circumstances, rescind and annul such declaration.

     The Company will furnish to the Trustee annually a statement by certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the fulfillment of any of its obligations under the Indenture or, if there has been a default in the fulfillment of any such obligation, specifying each such default.

     The holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, and to waive certain defaults with respect thereto. The Indenture will provide that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in its exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Debt Securities unless they first shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request.

Modification of the Indenture and Waiver

     The Indenture provides that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of the Debt Securities to:

     (a) evidence the assumption by a successor corporation of the obligations of the Company,

     (b)  add covenants for the protection of the holders of Debt Securities,

     (c)  add any additional Events of Default,

     (d)  cure any ambiguity or correct any inconsistency in such Indenture,

     (e)  establish the form or terms of Debt Securities of any series,

     (f)  secure the Debt Securities and related coupons, if any, and

     (g)  evidence the acceptance of appointment by a successor trustee.

     With certain exceptions, the Indenture may be modified or amended with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by the modification; provided, however, that no such modification or amendment may be made, without the consent of the holder of each Debt Security affected, which would, among other things,

     (a) reduce the principal amount of or the interest on any Debt Security, change the stated maturity of the principal of, or any installment of interest on, any Debt Security or the other terms of payment thereof,

     (b) reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or amend the Indenture, or the percentage of Debt Securities of any series, the consent of the holders of which is required to waive certain past defaults or

     (c) change any obligation of the Company to maintain an office or agency in the places and for the purposes specified in Section 10.2 of the Indenture.

     The holders of at least a majority in principal amount of the Debt Securities of each series outstanding may, on behalf of the holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture, unless a greater percentage of such principal amount is specified in the applicable prospectus supplement. The holders of not less than a majority in principal amount of the Debt Securities of each series outstanding may, on behalf of all holders of Debt Securities of that series, waive any past default under the Indenture, except a default (a) in the payment of principal of (and premium, if any) or any interest on any Debt Security of such series and (b) in respect of a covenant, or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security of such series outstanding affected.

Defeasance and Discharge

     The Indenture provides that the Company may specify that, with respect to the Debt Securities of a certain series, it will be discharged from any and all obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and hold monies for payment in trust and, if so specified with respect to the Debt Securities of a certain series, to pay the principal of (and premium, if any) and interest, if any, on such specified Debt Securities) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which through the payment of interest and principal thereof in accordance with their terms will provide money in an amount sufficient to pay any installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of such Debt Securities on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. If so specified with respect to the Debt Securities of a series, such a trust may only be established if establishment of the trust would not cause the Debt Securities of any such series listed on any nationally recognized securities exchange to be de-listed as a result thereof. Also, if so specified with respect to a series of Debt Securities, such establishment of such a trust may be conditioned on the delivery by the Company to the Trustee of an Opinion of Counsel (who may be counsel to the Company) to the effect that, based upon applicable U.S. Federal income tax law or a ruling published by the United States Internal Revenue Service, such a defeasance and discharge will not be deemed, or result in, a taxable event with respect to holders of such Debt Securities. The designation of such provisions, U.S. Federal income tax consequences and other considerations applicable thereto will be described in the prospectus supplement relating thereto.

Concerning the Trustee

     We have appointed Bankers Trust Company as the Trustee under the Indenture and as initial Security Registrar with regard to the Debt Securities.

     The Trustee acts as our fiscal agent for several debt offerings inside the United States and performs other services for the Company in the normal course of its business.

                             PLAN OF DISTRIBUTION

General

     We may sell offered debt securities to or through underwriters or dealers, through agents or directly to purchasers. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. The prospectus supplement relating to the offered debt securities will set forth their offering terms, including the name or names of any underwriters, the purchase price of the offered debt securities and the proceeds to us from such sale, any underwriting discounts, commissions and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered debt securities may be listed.

     If underwriters are used in the sale, the underwriters will acquire the offered debt securities for their own account and may resell such securities from time to time in one or more transactions, including negotiated transactions, at a fixed price or at varying prices determined at the time of sale. The offered debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of firms acting as underwriters. Unless we indicate otherwise in the prospectus supplement, the obligations of the underwriters to purchase the offered debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the offered debt securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of offered debt securities may be entitled to indemnification or contribution by us against certain liabilities, including liabilities under the Securities Act.

     The specific terms and manner of sale of offered debt securities will be set forth or summarized in the prospectus supplement. Subject to any restrictions relating to debt securities in bearer form, debt securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.

     If so indicated in the prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered debt securities from us pursuant to contracts providing for payment and delivery on a future date. These institutions include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases will be subject to acceptance by us. The obligations of any purchaser under any such contracts will be subject to the condition that the purchase of offered debt securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other persons will not have any responsibility in respect of the validity or performance of such contracts.

     Each series of offered debt securities will be a new issue with no established trading market. Except as indicated in the applicable prospectus supplement, the debt securities are not expected to be listed on a securities exchange. Any underwriters to whom we sell offered debt securities for public offering and sale may make a market in such offered debt securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any offered debt securities.

                                LEGAL OPINIONS

     Unless otherwise disclosed in the prospectus supplement, the validity of the offered debt securities will be passed upon for us by Martin J. Levitas, our Vice President-Legal, and for the underwriters, dealers or agents, if any, by counsel specified in the prospectus supplement. Mr. Levitas owns beneficially approximately 5,400 shares of the Company's common stock. He holds options to purchase 65,134 additional shares of the Company's common stock that were granted to him pursuant to the Company's 1994 Long-Term Incentive Plan.


                                    EXPERTS

     The financial statements included in this prospectus for the fiscal year ended July 29, 2001 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CAMPBELL SOUP COMPANY

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
CONSOLIDATED FINANCIAL STATEMENTS

INTRODUCTION TO FINANCIAL STATEMENTS.......................................F-2

CONSOLIDATED STATEMENTS OF EARNINGS FOR THE YEAR ENDED
JULY 29, 2001, THE YEAR ENDED JULY 30, 2000 AND THE YEAR ENDED
AUGUST 1, 1999.............................................................F-3

CONSOLIDATED BALANCE SHEETS AS OF JULY 29, 2001 AND JULY 30, 2000..........F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JULY 29, 2001,
THE YEAR ENDED JULY 30, 2000 AND THE YEAR ENDED AUGUST 1, 1999.............F-5

CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY FOR THE YEAR ENDED
JULY 29, 2001, THE YEAR ENDED JULY 30, 2000 AND THE YEAR ENDED
AUGUST 1, 1999.............................................................F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.................................F-7

REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS..............F-25

                     INTRODUCTION TO FINANCIAL STATEMENTS

     As previously reported in our Form 10-Q for the first and second quarters ended October 28, 2001 and January 27, 2002, respectively, the company adopted new accounting pronouncements and changed the basis for segment reporting as of the beginning of fiscal 2002. As of July 29, 2001, the company adopted the provisions of Emerging Issues Task Force (EITF) Issue No. 00-14 "Accounting for Certain Sales Incentives" and Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses are to be classified as a reduction of sales rather than as marketing expenses. In addition, at the beginning of fiscal 2002, the company changed its organizational structure and realigned historical business segment reporting accordingly to conform to the new structure. Both the new basis of accounting related to the adoption of the EITF Issues and the modification to segment reporting require the reclassification of the historical financial information. Therefore, the consolidated financial statements as of July 29, 2001 and July 30, 2000 and for each of the three years in the period ended July 29, 2001 included in this prospectus reflect these reclassifications.

     For information relating to periods after July 29, 2001, please see the reports and other information filed by the Company with the SEC, which are available at any of the SEC's reference rooms or on the SEC's website at http://www.sec.gov.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (millions, except per share amounts)

                                                               July 29,             July 30,             August 1,
                                                                 2001                 2000                 1999
                                                           (as reclassified,    (as reclassified,     (as reclassified,
                                                             see Note 1)          see Note 1)           see Note 1)
                                                          ------------------    ------------------    ------------------
Net Sales                                                  $    5,771             $    5,626              $    5,803
------------------------------------------------------------------------------------------------------------------------
Costs and expenses
   Cost of products sold                                        3,132                  3,088                   3,232
   Marketing and selling expenses                                 886                    801                     831
   Administrative expenses                                        372                    319                     304
   Research and development expenses                               63                     64                      66
   Other expenses  (Note 5)                                       114                     89                      64
   Restructuring charges  (Note 4)                                 10                      -                      36
------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                        4,577                  4,361                   4,533
------------------------------------------------------------------------------------------------------------------------
Earnings Before Interest and Taxes                              1,194                  1,265                   1,270
Interest expense  (Note 6)                                        219                    198                     184
Interest income                                                    12                     10                      11
------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                             987                  1,077                   1,097
Taxes on earnings  (Note 9)                                       338                    363                     373
------------------------------------------------------------------------------------------------------------------------
Net Earnings                                               $      649             $      714              $      724
========================================================================================================================

Per Share - Basic

Net Earnings                                               $     1.57             $     1.68              $     1.64
========================================================================================================================
Weighted average shares outstanding - basic                       414                    425                     441
========================================================================================================================
Per Share - Assuming Dilution

Net Earnings                                               $     1.55             $     1.65              $     1.63
========================================================================================================================
Weighted average shares outstanding - assuming dilution           418                    432                     445
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS
                     (millions, except per share amounts)

                                                                                 July 29, 2001      July 30, 2000
                                                                                 --------------     --------------
Current  Assets
Cash and cash equivalents                                                             $    24            $    27
Accounts receivable (Note 10)                                                             442                443
Inventories (Note 11)                                                                     597                571
Other current assets (Note 12)                                                            158                127
------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    1,221              1,168
------------------------------------------------------------------------------------------------------------------
Plant Assets, Net of Depreciation (Note 13)                                             1,637              1,644
Intangible Assets, Net of Amortization (Note 14)                                        2,451              1,767
Other Assets (Note 15)                                                                    618                617
------------------------------------------------------------------------------------------------------------------
Total assets                                                                          $ 5,927            $ 5,196
==================================================================================================================
Current Liabilities
Notes payable (Note 16)                                                               $ 1,806            $ 1,873
Payable to suppliers and others                                                           582                509
Accrued liabilities                                                                       450                360
Dividend payable                                                                           92                 95
Accrued income taxes                                                                      190                195
------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                               3,120              3,032
------------------------------------------------------------------------------------------------------------------
Long-term Debt (Note 16)                                                                2,243              1,218
Nonpension Postretirement Benefits (Note 8)                                               336                364
Other Liabilities (Note 17)                                                               475                445
------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                       6,174              5,059
------------------------------------------------------------------------------------------------------------------
Shareowners' Equity (Note 19)
Preferred stock; authorized 40 shares; none issued                                          -                  -
Capital stock, $.0375 par value; authorized 560 shares; isued 542 shares                   20                 20
Capital surplus                                                                           314                344
Earnings retained in the business                                                       4,651              4,373
Capital stock in treasury, 133 shares in 2001 and 121 shares in 2000, at cost          (4,908)            (4,373)
Accumulated other comprehensive loss                                                     (324)              (227)
------------------------------------------------------------------------------------------------------------------
Total shareowners' equity                                                                (247)               137
------------------------------------------------------------------------------------------------------------------
Total liabilities and shareowners' equity                                             $ 5,927            $ 5,196
==================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (millions)


                                                                         2001                2000            1999
                                                                      ----------           --------        --------
Cash Flows from Operating Activities:
Net earnings                                                          $   649              $   714          $   724
Non-cash charges to net earnings
    Restructuring charges                                                  10                    -               36
    Depreciation and amortization                                         266                  251              255
    Deferred taxes                                                          4                   17               78
    Other, net                                                             38                   20                5
Changes in working capital
    Accounts receivable                                                   (11)                  90              108
    Inventories                                                            (1)                  23              (58)
    Other current assets and liabilities                                  151                   50             (194)
---------------------------------------------------------------- ----------------- ------------------ --------------
Net Cash Provided by Operating Activities                               1,106                1,165              954
---------------------------------------------------------------- ----------------- ------------------ --------------
Cash Flows from Investing Activities:
    Purchases of plant assets                                            (200)                (200)            (297)
    Sales of plant assets                                                   8                    7                9
    Businesses acquired                                                  (911)                   -             (105)
    Sales of businesses                                                     -                   11              103
    Other, net                                                            (19)                 (22)             (32)
---------------------------------------------------------------- ----------------- ------------------ --------------
Net Cash Used in Investing Activities                                  (1,122)                (204)            (322)
---------------------------------------------------------------- ----------------- ------------------ --------------
Cash Flows from Financing Activities:
    Long-term borrowings                                                1,028                    -              323
    Repayments of long-term borrowings                                      -                   (7)              (8)
    Short-term borrowings                                               1,962                1,028            1,537
    Repayments of short-term borrowings                                (2,007)              (1,206)          (1,111)
    Dividends paid                                                       (374)                (384)            (386)
    Treasury stock purchases                                             (618)                (394)          (1,026)
    Treasury stock issuances                                               24                   20               35
---------------------------------------------------------------- ----------------- ------------------ --------------
Net Cash Provided by (Used in) Financing Activities                        15                 (943)            (636)
---------------------------------------------------------------- ----------------- ------------------ --------------
Effect of Exchange Rate Changes on Cash                                    (2)                   3               (6)
---------------------------------------------------------------- ----------------- ------------------ --------------
Net Change in Cash and Cash Equivalents                                    (3)                  21              (10)
Cash and Cash Equivalents - Beginning of Year                              27                    6               16
---------------------------------------------------------------- ----------------- ------------------ --------------
Cash and Cash Equivalents - End of Year                               $    24              $    27          $     6
================================================================ ================= ================== ==============

See accompanying Notes to Consolidated Financial Statements.

                CONSOLIDATED STATEMENTS OF SHAREOWNERS' EQUITY
                     (millions, except per share amounts)

                                             Capital Stock
                                 --------------------------------------           Earnings  Accumulated   Total
                                     Issued           In Treasury                 Retained   Other Com-   Share-
                                 -------------------------------------- Capital     in the   prehensive   owners'
                                 Shares   Amount   Shares       Amount  Surplus   Business         Loss   Equity
-----------------------------------------------------------------------------------------------------------------
Balance at August 2, 1998          542      $20      (94)     $(3,083)    $395     $3,706        $(164)    $874
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
    Net earnings                                                                      724                   724
    Foreign currency
          translation adjustments                                                                   14       14
Dividends  ($.885 per share)                                                         (389)                 (389)
Treasury stock purchased                             (22)      (1,026)                                   (1,026)
Treasury stock issued under
    management incentive and
    stock option plans                                 3           51      (13)                              38
-----------------------------------------------------------------------------------------------------------------
Balance at August 1, 1999          542       20     (113)      (4,058)     382      4,041         (150)     235
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
    Net earnings                                                                      714                   714
    Foreign currency
         translation adjustments                                                                   (77)     (77)
Dividends ($.90 per share)                                                           (382)                 (382)
Treasury stock purchased                             (11)        (394)                                     (394)
Treasury stock issued under
    management incentive and
    stock option plans                                 3           79      (38)                              41
-----------------------------------------------------------------------------------------------------------------
Balance at July 30, 2000           542       20     (121)      (4,373)     344      4,373         (227)     137
-----------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
    Net earnings                                                                      649                   649
    Foreign currency
          translation adjustments                                                                  (97)     (97)
Dividends  ($.90 per share)                                                          (371)                 (371)
Repurchase of shares under forward
    stock purchase contracts                         (11)        (521)                                     (521)
Treasury stock purchased                              (3)         (97)                                      (97)
Treasury  stock issued under
    management incentive and
    stock option plans                                 2           83      (30)                              53
-----------------------------------------------------------------------------------------------------------------
Balance at July 29, 2001           542      $20     (133)     $(4,908)    $314     $4,651        $(324)   $(247)
=================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (dollars in millions, except per share amounts)


1.    Summary of Significant Accounting Policies

      Consolidation - The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Significant intercompany transactions are eliminated in consolidation. Investments of 20% or more in affiliates are accounted for by the equity method.

      Fiscal Year - The company's fiscal year ends on the Sunday nearest July
      31. There were 52 weeks in 2001, 2000 and 1999.

      Revenue Recognition - Revenues are recognized when the earnings process is complete. This generally occurs when products are shipped in accordance with terms of agreements, title and risk of loss transfer to customers, collection is probable and pricing is fixed or determinable.

      Cash and Cash Equivalents - All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

      Inventories - Substantially all U.S. inventories are priced at the lower of cost or market, with cost determined by the last in, first out (LIFO) method. Other inventories are priced at the lower of average cost or market.

      Plant Assets - Plant assets are stated at historical cost. Alterations and major overhauls, which extend the lives or increase the capacity of plant assets, are capitalized. The amounts for property disposals are removed from plant asset and accumulated depreciation accounts and any resultant gain or loss is included in earnings. Ordinary repairs and maintenance are charged to operating costs.

      Depreciation - Depreciation provided in Costs and expenses is calculated using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively.

      Intangible Assets - Intangible assets consist principally of the excess purchase price over net assets of businesses acquired and trademarks. Intangibles are amortized on a straight-line basis over periods not exceeding 40 years.

      Long Lived Assets - Long-lived assets are comprised of intangible assets and property, plant and equipment. Long-lived assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists.

      Derivative Financial Instruments - The company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates, foreign currency exchange rates and equity-linked employee benefit obligations. Beginning in 2001, all derivatives are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivatives and Hedging Activities," as amended by SFAS No. 137 and No. 138. All derivatives are recognized on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings in the current period. The cumulative effect of adopting SFAS No. 133 was not material to the company's consolidated financial statements.

      Use of Estimates - Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates.

      Reclassifications - Prior year financial statements and footnotes have been reclassified to conform to the current year presentation.

      In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" that such costs cannot be reported as a reduction of revenue. The consensus was effective in the fourth quarter 2001. Shipping and handling costs of approximately $207 in 2001, $199 in 2000, and $202 in 1999 were reclassified from Net sales to Cost of products sold for all periods presented. The reclassifications had no impact on net earnings or earnings per share.

      Recently Adopted Accounting Pronouncements - In the first quarter fiscal 2002, the company adopted EITF Issue No. 00-14 "Accounting for Certain Sales Incentives" and Issue No. 00-25 "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," as codified by Issue No. 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products." Under these Issues, the EITF concluded that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, should be classified as a reduction of sales rather than as marketing expenses. The adoption of these issues in fiscal 2002 resulted in the following reclassifications to the annual results for 2001, 2000 and 1999: Net sales were reduced by $893, $840 and $823, respectively; Cost of products sold was reduced by $14, $19 and $20, respectively; and Marketing and selling expenses were reduced by $879, $821 and $803, respectively. These reclassifications had no impact on net earnings.

      Recently Issued Accounting Pronouncements - In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In addition to requiring that all business combinations be accounted for under the purchase method, SFAS No. 141 requires intangible assets that meet certain criteria to be recognized as assets apart from goodwill. The provisions of SFAS No. 142 indicate that goodwill and indefinite life intangible assets should no longer be amortized but rather be tested for impairment annually. Intangible assets with a finite life shall continue to be amortized over the estimated useful life. SFAS No. 141 is effective for business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Earlier adoption is permitted for companies with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been issued. The elimination of amortization is to be applied on a prospective basis and prior periods are not to be restated. However, the impact of amortization of goodwill and indefinite life intangible assets is to be disclosed for prior periods.

      The company is currently evaluating the impact of these provisions and considering early adoption in 2002. The total after-tax amortization expense related to goodwill and other intangible assets was approximately $40 in 2001. This amount includes amortization related to the European soup and sauce acquisition in May 2001.

2.    Comprehensive Income

      Total comprehensive income is comprised of net earnings, net foreign currency translation adjustments, and net unrealized gains and losses on cash-flow hedges. Total comprehensive income for the twelve months ended July 29, 2001 and July 30, 2000 was $552 and $637, respectively. Accumulated other comprehensive loss, as reflected in the Statements of Shareowners' Equity, primarily consists of the cumulative foreign currency translation adjustment. The net gain on cash-flow hedges was not material at July 29, 2001.

3.    Business and Geographic Segment Information

      Campbell Soup Company, together with its consolidated subsidiaries, is a global manufacturer and marketer of high quality, branded convenience food products. Through fiscal 2001, the company was organized and reported the results of operations in three business segments: Soup and Sauces, Biscuits and Confectionery, and Away From Home.

      Beginning in fiscal 2002, the company changed its organizational structure such that operations are managed and reported in four segments: North America Soup and Away From Home, North America Sauces and Beverages, Biscuits and Confectionery, and International Soup and Sauces. Segment financial information has been modified for all periods in order to conform to the new structure. In addition, Net sales reflect the reclassifications related to the adoption of new accounting standards as discussed in Note 1.

      The North America Soup and Away From Home segment comprises various Campbell's brand soups, including condensed and ready-to-serve varieties, Swanson broths, the total business in Canada and the Away From Home operations. The Away From Home operations represent the distribution of products such as Campbell's soups, Campbell's specialty entrees, beverage products and other prepared foods through various food service channels. The North America Sauces and Beverages segment includes Prego pasta sauces, Pace Mexican sauces, Franco-American canned pastas and gravies, V8 vegetable juices, V8 Splash juice beverages, Campbell's tomato juice and the total of all businesses in Mexico and other Latin American countries. The Biscuits and Confectionery segment includes Pepperidge Farm cookies, crackers, breads and frozen products in North America, Arnott's biscuits and crackers in Australia and Asia/Pacific and Godiva chocolates worldwide. The International Soup and Sauces segment comprises operations outside of North America, including Erasco soups in Germany, Liebig soups in France, Campbell's soups and Homepride sauces in the United Kingdom, Campbell's soups in the Asia/Pacific region, and the European dry soup and sauce businesses under the Batchelors, Oxo, Lesieur, Royco, Heisse Tasse, Bla Band and McDonnells brands.

      Accounting policies for measuring segment assets and earnings before interest and taxes are substantially consistent with those described in
      Note 1. The company evaluates segment performance before interest and taxes, excluding certain non-recurring charges. The North America Soup and Away From Home and North America Sauces and Beverages segments operate under an integrated supply chain organization, sharing substantially all manufacturing, warehouse, distribution and sales activities. Accordingly, assets have been allocated between the two segments based on various measures, for example, budgeted production hours for fixed assets and depreciation.

      Information about operations by business segment, reflecting the reclassifications described in Note 1, is as follows:

      Business Segments

                                                              Earnings
                                                               Before      Depreciation
                                                            Interest and       and          Capital
         2001                                 Net Sales(3)     Taxes(4)    Amortization   Expenditures   Segment Assets
         ----                                 ------------  ------------   -------------  ------------   --------------
         North America Soup and Away           $  2,532        $    774       $     67       $     59       $  1,248
            From Home
         North America Sauces and                 1,161             295             53             33          1,243
            Beverages
         Biscuits and Confectionery               1,446             197             87             77          1,249
         International Soup and Sauces              632              51             32             21          1,519
         Other(1)                                     -               -              -              -              -
         Corporate and Eliminations(2)                -            (123)            27             10            668
                                              ------------  ------------   -------------  ------------   --------------
         Total                                 $  5,771        $  1,194       $    266       $    200       $  5,927
                                              ============  ============   =============  ============   ==============


                                                              Earnings
                                                               Before      Depreciation
                                                            Interest and       and          Capital
         2000                                 Net Sales(3)      Taxes      Amortization   Expenditures   Segment Assets
         ----                                 ------------  ------------   -------------  ------------   --------------
         North America Soup and Away            $  2,434       $    768       $     67       $     63       $  1,302
            From Home
         North America Sauces and                  1,156            309             52             34          1,281
            Beverages
         Biscuits and Confectionery                1,391            206             83             63          1,366
         International Soup and Sauces               622             64             24             26            593
         Other(1)                                     23              -              -              -              -
         Corporate and Eliminations(2)                 -            (82)            25             14            654
                                              ------------  ------------   -------------  ------------   --------------
         Total                                  $  5,626       $  1,265       $    251       $    200       $  5,196
                                              ============  ============   =============  ============   ==============



                                                              Earnings
                                                               Before      Depreciation
                                                            Interest and       and          Capital
         1999                                 Net Sales(3)     Taxes(5)    Amortization   Expenditures   Segment Assets
         ----                                 ------------  ------------   -------------  ------------   --------------

         North America Soup and Away            $  2,489       $    782       $     60       $    114       $  1,348
            From Home
         North America Sauces and                  1,233            319             53             56          1,371
            Beverages
         Biscuits and Confectionery                1,366            208             83             70          1,458
         International Soup and Sauces               652             46             28             26            673
         Other(1)                                    125             (6)             9             10             30
         Corporate and Eliminations(2)               (62)           (79)            22             21            642
                                              ------------  ------------   -------------  ------------   --------------
         Total                                  $  5,803       $  1,270       $    255       $    297       $  5,522
                                              ============  ============   =============  ============   ==============


(1) Represents financial information of certain prepared convenience food businesses not categorized as reportable segments.

(2) Represents elimination of intersegment sales, unallocated corporate expenses and unallocated assets, including corporate offices, deferred income taxes and prepaid pension assets.

(3) In the fourth quarter of fiscal 2001, the company adopted new guidance on the classification of shipping and handling costs.
Shipping and handling costs of $207, $199 and $202 for fiscal 2001, 2000, and 1999, respectively, were reclassified from Net sales to Cost of products sold. In the first quarter of fiscal 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in fiscal 2002, reduced Net sales by $893, $840, and $823 for fiscal 2001, 2000, and 1999, respectively. See Note 1 for further discussion.

(4) Contributions to earnings before interest and taxes by the Biscuits and Confectionery segment include the effect of fourth quarter costs of $15 associated with the Australian manufacturing reconfiguration.

(5) Contributions to earnings before interest and taxes by segment included the effects of a fourth quarter 1999 restructuring charge of $36, net of a $5 reversal of a prior period restructuring charge, as follows: North America Soup and Away From Home -
$8, North America Sauces and Beverages - $5, Biscuits and Confectionery - $1, International Soup and Sauces - $9 and Other - $13.

       Geographic Area Information

       Information about operations in different geographic areas is as follows:


                                                                    2001             2000            1999
                                                              ----------       ----------      ----------
        Net sales(1)
           United States                                        $  4,313         $  4,179        $  4,364
           Europe                                                    558              526             555
           Australia/Asia Pacific                                    517              561             547
           Other countries                                           455              426             394
           Adjustments and eliminations                              (72)             (66)            (57)
                                                              ----------       ----------      ----------
        Consolidated                                            $  5,771         $  5,626        $  5,803
                                                              ==========       ==========      ==========


                                                                    2001             2000            1999
                                                              ----------       ----------      ----------
        Earnings before interest and taxes
           United States                                        $  1,137         $  1,135        $  1,204
           Europe                                                     53               55              25
           Australia/Asia Pacific                                     46               72              48
           Other countries                                            81               85              72
                                                              ----------       ----------      ----------
        Segment earnings before interest and taxes                 1,317            1,347           1,349
        Unallocated corporate expenses                              (123)             (82)            (79)
                                                              ----------       ----------      ----------
        Consolidated                                            $  1,194         $  1,265        $  1,270
                                                              ==========       ==========      ==========


                                                                    2001             2000            1999
                                                              ----------       ----------      ----------
        Identifiable assets
           United States                                        $  2,737         $  2,792        $  2,742
           Europe                                                  1,472              533             614
           Australia/Asia Pacific                                    717              852             991
           Other Countries                                           293              315             476
           Corporate                                                 708              704             699
                                                              ----------       ----------      ----------
        Consolidated                                            $  5,927         $  5,196        $  5,522
                                                              ==========       ==========      ==========

     (1) In the fourth quarter of fiscal 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207, $199 and $202 for fiscal 2001, 2000, and 1999, respectively, were reclassified from Net sales to Cost of products sold. In the first quarter of fiscal 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in fiscal 2002, reduced Net sales by $893, $840, and $823 for fiscal 2001, 2000, and 1999, respectively. See Note 1 for further discussion.


      Transfers between geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each geographic region. The 2001 restructuring charge of $10 is allocated to Australia/Asia Pacific. The 1999 net restructuring charge of $36 is allocated to geographic regions as follows: United States - $14, Europe - $9, and Australia/Asia Pacific - $13.

4.    Restructuring Programs

      A restructuring charge of $10 ($7 after tax) was recorded in the fourth quarter 2001 for severance costs associated with the reconfiguration of the manufacturing network of Arnotts in Australia. Costs of approximately $5 ($4 after tax) were also recorded in 2001 as Cost of products sold, representing accelerated depreciation on assets to be taken out of service. This program is designed to drive greater manufacturing efficiency and will result in the closure of the Melbourne plant. The company expects to incur an additional $20 - $25 pre-tax costs during 2002 related to this program for accelerated depreciation, employee benefit costs and other one-time expenses. The expected net cash outflows related to this program will not have a material impact on the company's liquidity. Approximately 550 jobs will be eliminated due to the plant closure.

      A restructuring charge included in earnings from continuing operations of $41 ($30 after tax or $.07 per share) was recorded in the fourth quarter 1999 to cover the costs of a restructuring and divestiture program approved in July 1999 by the company's Board of Directors. This charge related to the streamlining of certain North American and European production and administrative facilities and the anticipated loss on a divestiture of a non-strategic business with annual sales of approximately $25. The restructuring charge included approximately $20 in cash charges primarily related to severance and employee benefit costs. The remaining balance included non-cash charges related to the disposition of plant assets and the divestiture. The restructuring and divestiture program has been completed.

      A $5 ($3 after tax or $.01 per share) reversal of the 1998 restructuring charge was also recorded in the fourth quarter 1999. The reversal reflected the net impact of changes in estimates and modifications to the original program. Two manufacturing facilities scheduled for closure in 1999 were not taken out of service due to changes in business and economic conditions subsequent to the original charge, while additional asset rationalization and plant reconfiguration strategies were implemented which resulted in incremental headcount reductions. The initial charge for the third quarter 1998 program was $262 ($193 after tax or $.42 per share). This program was designed to improve operational efficiency by rationalizing certain U.S., European and Australian production and administrative facilities and divesting non-strategic businesses. This program was completed by the second quarter 2000.

      A summary of restructuring reserves at July 29, 2001 and related activity is as follows:


                                                      Accrued                                           Accrued
                                                     Balance at                          2001          Balance at
                                                    July 30, 2000      Spending         Charge       July 29, 2001
                                                    -------------    -----------      ----------     -------------
     Severance pay and benefits                       $     11              (11)             10        $     10


5.   Other Expenses


                                                                           2001            2000            1999
                                                                     ----------      ----------        --------
        Stock price related incentive programs                        $      36        $     26        $     15
        Amortization of intangible and other assets                          57              55              58
        Minority interest                                                     3               1               1
        Other, net                                                           18               7             (10)
                                                                     ----------      ----------        --------
                                                                      $     114        $     89        $     64
                                                                     ==========      ==========        ========


6.   Interest Expense


                                                                           2001            2000            1999
                                                                     ----------      ----------        --------

        Interest expense                                              $     222        $    204        $    190
        Less:  Interest capitalized                                           3               6               6
                                                                     ----------      ----------        --------
                                                                      $     219        $    198        $    184
                                                                     ==========      ==========        ========

7.   Acquisitions

     In May 2001, the company acquired the assets of the European culinary brands business, comprised of several soup and sauce businesses, from Unilever, PLC/Unilever N.V. for approximately $900. The acquisition was financed with available cash and commercial paper borrowings. This acquisition was accounted for as a purchase transaction, and operations of the acquired business are included in the financial statements from May 4, 2001, the date the acquisition was consummated. The purchase price was allocated as follows: approximately $100 to fixed assets and inventory; approximately $440 to trademarks and other identifiable intangible assets; and approximately $360 to the excess of the purchase price over net assets acquired (goodwill). Goodwill and trademarks are being amortized on a straight-line basis over 40 years. The allocation of the excess purchase price is based on preliminary estimates and assumptions and is subject to revision.

     Had the acquisition occurred at the beginning of 2000, based on unaudited data, net sales for 2001 and 2000 would have increased approximately $300 and $400, respectively, and net earnings would have decreased $2 in 2001 and $7 in 2000. Diluted earnings per share would have decreased $.01 and $.02 in 2001 and 2000, respectively. These pro forma estimates factor in certain adjustments, including amortization of goodwill, additional depreciation expense, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma results do not include any synergies expected to result from the acquisition.

     In the first quarter of 1999, the company acquired the Stockpot premium refrigerated soup business, which is predominantly a U.S. food service business, for $105. This acquisition was accounted for using the purchase method.

8.   Pension and Postretirement Benefits

     Pension Benefits - Substantially all of the company's U.S. and certain non-U.S. employees are covered by noncontributory defined benefit pension plans. In 1999, the company implemented significant amendments to certain U.S. plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit will continue to accrue for active employees participating in the plans under the formula prior to the amendments through the year 2014. Employees will receive the benefit from either the new or old formula, whichever is higher. Benefits become vested upon the completion of five years of service. Benefits are paid from funds previously provided to trustees and insurance companies or are paid directly by the company from general funds. Plan assets consist primarily of investments in equities, fixed income securities, and real estate.

     Pension coverage for employees of certain non-U.S. subsidiaries are provided to the extent determined appropriate through their respective plans. Obligations under such plans are systematically provided for by depositing funds with trusts or under insurance contracts. The assets and obligations of these plans are not material.

     Postretirement Benefits - The company provides postretirement benefits including healthcare and life insurance to substantially all retired U.S. employees and their dependents. In 1999, changes were made to the postretirement benefits offered to certain U.S. employees. Participants who were not receiving postretirement benefits as of May 1, 1999 will no longer be eligible to receive such benefits in the future, but the company will provide access to healthcare coverage for non-eligible future retirees on a group basis. Costs will be paid by the participants. To preserve the economic benefits for employees near retirement, participants who were at least age 55 and had at least 10 years of continuous service remain eligible for postretirement benefits.

        Components of net periodic benefit cost:

                                                                                         Pension
                                                                        ---------------------------------------------
                                                                               2001             2000            1999
                                                                        -----------      -----------      -----------
        Service cost                                                    $        35      $        37      $       29
        Interest cost                                                           106              103              91
        Expected return on plan assets                                         (158)            (150)           (142)
        Amortization of net transition obligation                                (1)              (3)             (3)
        Amortization of prior service cost                                        5                5               5
        Recognized net actuarial (gain) loss                                      1                6               5
        Curtailment                                                               -                1               -
                                                                        -----------      -----------      ----------
        Net periodic pension income                                     $       (12)     $        (1)     $      (15)
                                                                        ===========      ===========      ==========

                                                                                      Postretirement
                                                                        --------------------------------------------
                                                                               2001             2000            1999
                                                                        -----------      -----------      ----------
        Service cost                                                    $         3      $         5      $       10
        Interest cost                                                            20               18              19
        Amortization of prior service cost                                      (12)             (11)             (6)
        Amortization of net (gain) loss                                          (7)             (12)             (9)
        Settlement                                                                -               (3)              -
                                                                        -----------      -----------      ----------
        Net periodic postretirement (income) expense                    $         4      $        (3)     $       14
                                                                        ===========      ===========      ==========

         Change in benefit obligation:

                                                                Pension                        Postretirement
                                                   --------------------------------    -------------------------------
                                                             2001              2000             2001              2000
                                                   --------------    --------------    -------------     -------------
         Obligation at beginning of year              $     1,428       $     1,405      $       260     $         246
         Service cost                                          35                37                3                 5
         Interest cost                                        106               103               20                18
         Plan amendments                                        -                 7                -               (14)
         Actuarial (gain) loss                                 60                (7)              86                35
         Settlement                                             -                 -               (1)               (2)
         Curtailment                                            -                (2)               -                 -
         Benefits paid                                       (122)             (116)             (30)              (28)
         Foreign currency adjustment                           (8)                1                -                 -
                                                      -----------       -----------      -----------      ------------
         Benefit obligation at end of year            $     1,499       $     1,428      $       338      $        260
                                                      ===========       ===========      ===========      ============

        Change in the fair value of pension plan assets:

                                                                                                2001            2000
                                                                                        ------------     -----------
        Fair value at beginning of year                                                 $    1,846       $    1,740
        Actual return on plan assets                                                           (97)             218
        Employer contributions                                                                  -                 2
        Benefits paid                                                                         (118)            (112)
        Foreign currency of adjustment                                                         (10)              (2)
                                                                                        ------------     -----------
        Fair value at end of year                                                       $    1,621       $    1,846
                                                                                        ============     ===========

        Funded status as recognized in the Consolidated Balance Sheet:

                                                               Pension                    Postretirement
                                                      --------------------------   --------------------------
                                                             2001           2000          2001           2000
                                                      -----------    -----------   -----------    -----------
         Funded status at end of year                 $       122    $       418   $     (338)    $      (260)
         Unrecognized prior service cost                       54             60          (32)            (44)
         Unrecognized (gain) loss                             220            (94)          15             (79)
         Unrecognized net transition obligation                 -             (1)           -               -
                                                      -----------    -----------   ----------     -----------
         Net amount recognized                        $       396    $       383   $     (355)    $      (383)
                                                      ===========    ===========   ==========     ===========


        The current portion of nonpension postretirement benefits included in Accrued liabilities was $19 at July 29, 2001 and July 30, 2000.


        Pension:
        -------
        Weighted-average assumptions at end of year:

                                                                        2001            2000             1999
                                                                  ----------      ----------       ----------
        Discount rate for benefit obligation                           7.25%            7.75%           7.50%
        Expected return on plan assets                                10.00%           10.50%          10.50%
        Rate of compensation increase                                  4.50%            4.50%           4.50%


        Postretirement:
        --------------
        The discount rate used to determine the accumulated postretirement benefit obligation was 7.25% in 2001 and 7.75% in 2000. The assumed healthcare cost trend rate used to measure the accumulated postretirement benefit obligation was 8%, declining to 4.50% in 2006 and continuing at 4.50% thereafter.

        A one percentage point change in assumed health care costs would have the following effects on 2001 reported amounts:

                                                                                Increase            Decrease
                                                                            ----------------    ----------------
          Effect on service and interest cost                                  $      3            $     (3)
          Effect on the 2001 accumulated benefit obligation                    $     20            $    (21)


        Obligations related to non-U.S. postretirement benefit plans are not significant since these benefits are generally provided through government-sponsored plans.

        Savings Plans - The company sponsors employee savings plans which cover substantially all U.S. employees. After one year of continuous service, the company generally matches 50% of employee contributions up to 5% of compensation. Amounts charged to Costs and expenses were $11 in 2001, $10 in 2000, and $11 in 1999.

9.   Taxes on Earnings

     The provision for income taxes on earnings from continuing operations consists of the following:

                                                    2001            2000           1999
                                            ------------     -----------     ----------
      Income taxes:

      Currently payable
          Federal                           $        254     $       246     $      231
          State                                       29              30             31
          Non-U.S.                                    51              70             33
                                            ------------     -----------     ----------
                                                     334             346            295
                                            ============     ===========     ==========

      Deferred
          Federal                                     13              36             64
          State                                       (1)             (4)             2
          Non-U.S.                                    (8)            (15)            12
                                            ------------     -----------     ----------
                                                       4              17             78
                                            ------------     -----------     ----------
                                            $        338     $       363     $      373
                                            ============     ===========     ==========

      Earnings from continuing operations
      before income taxes:
          United States                     $        835     $       880     $      954
          Non-U.S.                                   152             197            143
                                            ------------     -----------     ----------
                                            $        987     $     1,077     $    1,097
                                            ============     ===========     ==========

      The following is a reconciliation of the effective income tax rate on continuing operations with the U.S. federal statutory income tax rate:

                                                                      2001            2000            1999
                                                               ------------     -----------    -----------
      Federal statutory income tax rate                              35.0%            35.0%          35.0%
      State income taxes (net of federal tax benefit)                 1.5              1.5            1.9
      Nondeductible divestiture and restructuring
          charges                                                       -                -            0.3
      Non-U.S. earnings taxed at other than federal
          statutory rate                                             (0.9)            (1.0)          (0.6)
      Tax loss carryforwards                                         (0.3)            (0.3)          (0.3)
      Other                                                          (1.1)            (1.5)          (2.3)
                                                               -----------      -----------    -----------
      Effective income tax rate                                      34.2%            33.7%          34.0%
                                                               ===========      ===========    ===========


      Deferred tax liabilities and assets are comprised of the following:


                                                        2001            2000
                                                 ------------     ----------
      Depreciation                               $       160      $      170
      Pensions                                           125             118
      Other                                              216             195
                                                 -----------      ----------
          Deferred tax liabilities                       501             483
                                                 -----------      ----------
      Benefits and compensation                          197             200
      Tax loss carryforwards                              12              17
      Other                                               95              78
                                                 -----------      ----------
          Gross deferred tax assets                      304             295
      Deferred tax asset valuation allowance             (12)            (17)
                                                 -----------      ----------
          Net deferred tax assets                        292             278
                                                 -----------      ----------
          Net deferred tax liability             $       209      $      205
                                                 ===========      ==========

      At July 29, 2001, non-U.S. subsidiaries of the company have tax loss carryforwards of approximately $32. Of these carryforwards, $9 expire through 2005 and $23 may be carried forward indefinitely. The current statutory tax rates in these countries range from 28% to 46%.

      Income taxes have not been provided on undistributed earnings of non-U.S. subsidiaries of approximately $525, which are deemed to be permanently invested. If remitted, tax credits or planning strategies should substantially offset any resulting tax liability.


10.   Accounts Receivable

                                                                      2001            2000
                                                               -----------      ----------

      Customers                                                $       441      $      424
      Allowances for cash discounts and bad debts                      (28)            (19)
                                                               -----------      ----------
                                                                       413             405
      Other                                                             29              38
                                                               -----------      ----------
                                                               $       442      $      443
                                                               ===========      ==========


11.   Inventories

                                                                      2001            2000
                                                               -----------      ----------

      Raw materials, containers and supplies                   $       216      $      213
      Finished products                                                381             358
                                                               -----------      ----------
                                                               $       597      $      571
                                                               ===========      ==========

                                     F-17

      Approximately 61% of inventory in 2001 and 62% in 2000 is accounted for on the last in, first out method of determining cost. If the first in, first out inventory valuation method had been used exclusively, inventories would not differ materially from the amounts reported at July 29, 2001 and July 30, 2000.

12.   Other Current Assets

                                                          2001            2000
                                                   ------------     -----------
      Prepaid pensions                             $        18      $       18
      Deferred taxes                                        94              80
      Other                                                 46              29
                                                   -----------      ----------
                                                   $       158      $      127
                                                   ===========      ==========


13.   Plant Assets

                                                          2001            2000
                                                   -----------      ----------

      Land                                         $        50      $       43
      Buildings                                            840             808
      Machinery and equipment                            2,354           2,283
      Projects in progress                                 133             162
                                                   -----------      ----------
                                                         3,377           3,296
      Accumulated depreciation                          (1,740)         (1,652)
                                                   -----------      ----------
                                                   $     1,637      $    1,644
                                                   ===========      ==========

       Depreciation expense provided in Costs and expenses was $209 in 2001, $196 in 2000, and $197 in 1999. Approximately $75 of capital expenditures are required to complete projects in progress at July 29, 2001.


14.   Intangible Assets

                                                          2001            2000
                                                   -----------      ----------

      Purchase price in excess of net assets of
          businesses acquired (goodwill)           $     1,856      $    1,570
      Trademarks                                           890             456
      Other intangibles                                     11               4
                                                   -----------      ----------
                                                         2,757           2,030
      Accumulated amortization                            (306)           (263)
                                                   -----------      ----------
                                                   $     2,451      $    1,767
                                                   ===========      ==========


15.   Other Assets

                                                          2001            2000
                                                   -----------      ----------

      Prepaid pensions                             $       378      $      365
      Investments                                          215             234
      Other                                                 25              18
                                                   -----------      ----------
                                                   $       618      $      617
                                                   ===========      ==========

16.   Notes Payable and Long-term Debt

        Notes payable consists of the following:

                                                          2001            2000
                                                   -----------      ----------
      Commercial paper                             $     1,789      $    1,738
      Current portion of Long-term Debt                      6             119
      Variable-rate bank borrowings                         11              16
                                                   -----------      ----------
                                                   $     1,806      $    1,873
                                                   ===========      ==========


      Commercial paper had a weighted average interest rate of 4.38% and 6.62% at July 29, 2001 and July 30, 2000, respectively.

      The current portion of Long-term Debt had a weighted average interest rate of 5.79% and 7.06% at July 29, 2001 and July 30, 2000, respectively.

      The company has short-term lines of credit of approximately $2,600 available at July 29, 2001. These lines of credit include three committed lines of credit totaling $2,300 which support commercial paper borrowings and remain unused at July 29, 2001.

      Long-term Debt consists of the following:

       Type               Fiscal Year of Maturity           Rate               2001          2000
       ---------------    -----------------------    -----------------     --------      --------
       Notes                        2003                    6.15%          $    300       $  300
       Notes                        2004(1)              4.68%-5.63%            928          400
       Notes                        2007                    6.90%               300          300
       Notes                        2011                    6.75%               500            -
       Debentures                   2021                    8.88%               200          200
       Other                     2003-2010               6.40%-9.00%             15           18
                                                                            -------      --------
                                                                            $ 2,243      $ 1,218
                                                                            =======      ========

      (1) $100 callable in 2002

      The fair value of the company's long-term debt including the current portion of long-term debt in Notes payable was $2,323 at July 29, 2001, and $1,330 at July 30, 2000.

      The company has $1,100 of capacity as of July 29, 2001 under a shelf registration statement filed with the Securities and Exchange Commission.

      Principal amounts of long-term debt mature as follows: 2002 - $6 (in current liabilities); 2003 - $300; 2004 - $928; 2005 - $1; 2006 - $1 and
      beyond - $1,013.

17.   Other Liabilities

                                                   2001                2000
                                              ---------           ---------

      Deferred taxes                          $     303           $     285
      Deferred compensation                         123                 129
      Postemployment benefits                        13                  11
      Other                                          36                  20
                                              ---------           ---------
                                              $     475           $     445
                                              =========           =========

18.   Financial Instruments

      The company utilizes certain derivative financial instruments to enhance its ability to manage risk, including interest rate, foreign currency and certain equity-linked employee compensation exposures which exist as part of ongoing business operations. Derivative instruments are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures. The company does not enter into contracts for speculative purposes, nor is it a party to any leveraged derivative instrument.

      All derivatives are recognized on the balance sheet at fair value. On the date the derivative contract is entered into, the company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair-value hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), (3) a foreign-currency fair-value or cash-flow hedge (foreign-currency hedge), or (4) a hedge of a net investment in a foreign operation. Some derivatives may also be considered natural hedging instruments (changes in fair value are recognized to act as economic offsets to changes in fair value of the underlying hedged item and do not qualify for hedge accounting under SFAS No. 133).

      Changes in the fair value of a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Changes in the fair value of a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of a foreign-currency hedge are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge (e.g. a hedge of a firm commitment that is to be settled in foreign currency) or a cash-flow hedge (e.g. a hedge of a foreign-currency-denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within Shareowners' equity.

      As of July 29, 2001, the accumulated derivative gain/(loss) in other comprehensive income was not material. At July 29, 2001, the maximum maturity date of any cash-flow hedge was approximately three months.

      Other disclosures related to hedge ineffectiveness, gains/(losses) excluded from the assessment of hedge effectiveness, gains/(losses) arising from effective hedges of net investments, gains/(losses) resulting from the discontinuance of hedge accounting and reclassifications from other comprehensive income to earnings have been omitted due to the insignificance of these amounts.

      The company finances a portion of its operations through debt instruments primarily consisting of commercial paper, notes, debentures and bank loans. The company periodically utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired proportion of variable versus fixed-rate debt. In 2001, the company entered into interest rate swaps that convert fixed-rate debt (6.75% notes due in 2011) to variable. The swaps mature in fiscal 2011 and are accounted for as fair-value hedges. The amounts paid or received on these hedges and adjustments to fair value are recognized as adjustments to interest expense. The notional amount of interest rate swaps was $250 at July 29, 2001. The swaps had a fair value of $5 at July 29, 2001. There were no interest rate swaps outstanding at July 30, 2000.

      The company is exposed to foreign currency exchange risk as a result of transactions in currencies other than the functional currency of certain subsidiaries. The company utilizes foreign currency forward purchase and sale contracts in order to manage the volatility associated with foreign currency purchases and certain intercompany transactions in the normal course of business. Contracts typically have maturities of less than one year. Principal currencies include the euro, British pound, Australian dollar, Canadian dollar, Japanese yen, and Swedish krona.

      Qualifying forward exchange contracts are accounted for as cash-flow hedges when the hedged item is a forecasted transaction. The fair value of these instruments was not material at July 29, 2001. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from Accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction. The assessment of effectiveness for contracts is based on changes in the spot rates and the change in the time value of options is reported in earnings.

      The company also enters into certain foreign currency derivative instruments that are not designated as accounting hedges. These instruments are primarily intended to reduce volatility of certain intercompany financing transactions. Gains and losses on derivatives not designated as accounting hedges are typically recorded in Other expenses, as an offset to gains/(losses) on the underlying transaction.

      The company principally uses a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. On occasion, the company may also enter into commodity futures contracts, as considered appropriate, to reduce the volatility of price fluctuations for commodities such as corn, soybean meal and cocoa. These instruments are designated as cash-flow hedges. The fair value of the effective portion of the contracts is recorded in Accumulated other comprehensive income and reclassified into Cost of products sold in the period in which the underlying transaction is recorded in earnings. Commodity hedging activity is not material to the company's financial statements.

      The company is exposed to equity price changes related to certain employee compensation obligations. Swap contracts are utilized to hedge exposures relating to certain employee compensation obligations linked to the total return of the Standard & Poor's 500 Index and the total return of the company's capital stock. The company pays a variable interest rate and receives the equity returns under these instruments. The notional value of the equity swap contracts, which mature in 2002 and 2003, was $60 at July 29, 2001. The net liability recorded under these contracts at July 29, 2001 was approximately $17. These instruments are not designated as accounting hedges. Gains and losses are recorded in Other expenses.

      All amounts in other comprehensive income for cash-flow hedges are expected to be reclassified into earnings in the fiscal year. The amount of discontinued cash-flow hedges during the year was not material.

19.   Shareowners' Equity
      The company has authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

      The company sponsors a long-term incentive compensation plan. Under the plan, restricted stock and options may be granted to certain officers and key employees of the company. The plan provides for awards up to an aggregate of 25 million shares of Capital stock. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than ten years after the date of grant. Options vest over a three-year period.

      The company accounts for the stock option grants and restricted stock awards in accordance with Accounting Principles Board Opinion No. 25 and related Interpretations. Accordingly, no compensation expense has been recognized in the Statements of Earnings for the options. In 1997, the company adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Had the company recorded compensation expense for the fair value of options granted consistent with SFAS No. 123, earnings from continuing operations would have been reduced by approximately $14, $13 and $16 in 2001, 2000 and 1999, respectively. Earnings per share from continuing operations, both basic and assuming dilution, would have been reduced by $.03 in both 2001 and 2000, and $.04 in 1999.

      In 2001, the Board of Directors authorized the conversion of certain stock options to shares of restricted stock based on specified conversion ratios. The exchange, which was voluntary, replaced approximately 4.7 million options with approximately one million restricted shares. Depending on the original grant date of the options, the restricted shares vest in 2002, 2003 or 2004. The company recognizes compensation expense throughout the vesting period of the restricted stock. Compensation expense related to this award was $8 in 2001.

      The weighted average fair value of options granted in 2001, 2000 and 1999 were estimated as $7.96, $7.94 and $11.49, respectively. The fair value of each option grant at grant date is estimated using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2001, 2000 and 1999:


                                                   2001        2000       1999
                                                  ------      ------     ------
      Risk-free interest rate                       5.1%       6.3%       6.2%
      Expected life (in years)                        6          6          6
      Expected volatility                            30%        29%        24%
      Expected dividend yield                       3.1%       3.0%       2.0%

      Restricted shares granted are as follows:

      (shares in thousands)                        2001        2000       1999
      ---------------------                       ------      ------     ------
      Restricted Shares
           Granted                                  184         573      1,804
                                                  ======      ======     ======


      Information about stock options and related activity is as follows:


                                                         Weighted                 Weighted                  Weighted
                                                          Average                  Average                   Average
                                                         Exercise                 Exercise                  Exercise
       (options in thousands)                2001           Price      2000          Price      1999           Price
       ----------------------           -----------------------------------------------------------------------------
       Beginning of year                    24,024       $ 32.16      19,880      $ 32.37      18,366        $  28.72
       Granted                               1,361         31.95       6,105        29.84       3,890           42.79
       Exercised                            (2,434)        16.82      (1,350)       17.81      (2,122)          17.75
       Terminated                             (929)        40.36        (611)       45.40        (254)          45.61
       Converted to restricted stock        (4,652)        46.13           -            -           -               -
                                        -----------------------------------------------------------------------------
       End of year                          17,370       $ 30.30      24,024      $ 32.16      19,880        $  32.37
                                        -----------------------------------------------------------------------------
       Exercisable at end of year           12,160                    14,850                   14,019
                                          ========                   =======                  =======




      (options in thousands)               Stock Options Outstanding               Exercisable Options
      ----------------------             ----------------------------------------- ---------------------------
                                                           Weighted
                                                            Average       Weighted                    Weighted
      Range of                                            Remaining        Average                     Average
      Exercise                                          Contractual       Exercise                    Exercise
      Prices                                 Shares            Life          Price        Shares         Price
      ---------------------------------------------------------------------------------------------------------
      $16.26 - $22.60                         3,809             2.5       $  19.54         3,809      $  19.54
      $23.18 - $31.91                         9,871             6.9       $  30.52         6,078      $  31.12
      $32.03 - $44.41                         3,032             6.7       $  39.16         1,627      $  43.29
      $44.61 - $56.50                           658             3.9       $  53.81           646      $  53.83
      =========================================================================================================
                                             17,370                                       12,160
      =========================================================================================================

      In 1999, the company entered into forward stock purchase contracts to partially hedge the company's equity exposure from its stock option program. On December 12, 2000, the company purchased 11 million shares of common stock under the existing forward contracts for approximately $521.

      For the periods presented in the Consolidated Statements of Earnings, the calculations of basic earnings per share and earnings per share assuming dilution vary in that the weighted average shares outstanding assuming dilution includes the incremental effect of stock options, except when such effect would be antidilutive. In 2001, 2000 and 1999, the weighted average shares outstanding assuming dilution also includes the incremental effect of approximately three million, four million and two hundred thousand shares, respectively, under forward stock purchase contracts.


20.   Contingencies
      The company is a party to lawsuits and claims arising out of the normal course of business. In management's opinion, there are no pending claims or litigation, the outcome of which would have a material effect on the consolidated results of operations, financial position or cash flows of the company.


21.   Statements of Cash Flows

                                                               2001               2000               1999
                                                         -----------      -------------      -------------
         Interest paid, net of amounts capitalized          $   208            $   199            $   181
         Interest received                                  $    12            $    10            $    11
         Income taxes paid                                  $   310            $   253            $   300

22.   Subsequent Event (unaudited)
      On September 20, 2001, the company issued $300 seven-year fixed-rate notes at 5.875%. The proceeds were used to repay short-term borrowings. In conjunction with the issuance of these notes, the company also entered into a seven-year interest rate swap contract, which converted $75 of the fixed-rate interest obligations to variable rate debt.

23.   Quarterly Data (unaudited)

                                                                           2001
                                           ----------------------------------------------------------------------
                                                  First              Second               Third            Fourth
                                           ------------      --------------        ------------       -----------
         Net sales(1)                      $      1,581      $        1,755        $      1,271       $     1,164
         Cost of products sold(1)                   856                 918                 712               646
         Net earnings                               204                 271                 122                52
         Per share - basic
            Net earnings                           0.48                0.65                0.30              0.13
            Dividends                             0.225               0.225               0.225             0.225
         Per share - assuming dilution
             Net earnings                          0.47                0.65                0.30              0.13
         Market price
             High                          $      28.81      $        35.44        $      33.05       $     31.00
             Low                           $      23.75      $        28.19        $      28.25       $     25.75


                                                                           2000
                                           ----------------------------------------------------------------------
                                                  First              Second               Third            Fourth
                                           ------------      --------------        ------------       -----------
         Net sales(1)                      $      1,600      $        1,742        $      1,236       $     1,048
         Cost of products sold(1)                   855                 900                 707               626
         Net earnings                               235                 281                 139                59
         Per share - basic
           Net earnings                            0.55                0.66                0.33              0.14
           Dividends                              0.225               0.225               0.225             0.225
         Per share - assuming dilution
           Net earnings                            0.54                0.65                0.32              0.14
         Market price
           High                            $      45.88      $        47.00       $       35.38       $     33.31
           Low                             $      38.00      $        29.25       $       25.44       $     25.44



  (1) In the fourth quarter of fiscal 2001, the company adopted new guidance on the classification of shipping and handling costs. Shipping and handling costs of $207 in 2001 and $199 in 2000 were reclassified from Net sales to Cost of products sold. In the first quarter of fiscal 2002, the company adopted new accounting standards related to the income statement classification of certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs and in-store display incentives. As a result, the reclassifications, recorded in fiscal 2002, reduced Net sales by $893 and $840 and reduced Cost of products sold by $14 and $19 for fiscal 2001 and 2000, respectively. See Note 1 for further discussion.

Report of Independent Accountants

To the Shareowners and Directors
of Campbell Soup Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareowners' equity and cash flows present fairly, in all material respects, the financial position of Campbell Soup Company and its subsidiaries at July 29, 2001 and July 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended July 29, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
September 6, 2001 except for Notes 1 and 3, as to which the dates are May 3, 2002

==============================================================================






                              [Campbell Soup Logo]

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions are as follows. Except for the SEC registration fee, all expenses are estimated. All of such expenses will be borne by the Registrant.

SEC registration fee.....................................           $ 92,000
Accounting fees and expenses.............................             60,000
Legal fees and expenses..................................            150,000
Printing and engraving costs.............................             80,000
Fees and expenses of Trustee.............................             20,000
Rating agencies' fees....................................            575,000
Miscellaneous............................................             10,000
                                                                 -----------
Total....................................................          $ 987,000
                                                                 ===========

Item 15. Indemnification of Directors and Officers.

         Section 3-5 of the New Jersey Business Corporation Act sets forth the extent to which officers and directors of the Registrant may be indemnified against any liabilities which they may incur in their capacity as such. The Registrant's By-Laws provide for the indemnification of directors and officers of the Registrant against liabilities arising by reason of being a director or officer of the Registrant, including liabilities arising under the Securities Act of 1933.

         The directors and officers of the Registrant and its subsidiaries are insured (subject to certain exceptions and deductions) against liabilities which they may incur in their capacity as such, including liabilities under the Securities Act of 1933, under liability insurance policies carried by the Registrant.

Item 16. Exhibits.

         1.        Form of Underwriting Agreement (incorporated by reference to
                   Exhibit 1 to Registration Statement 333-89373).
         4(a).     Form of Indenture, between the Registrant and Bankers Trust
                   Company, as Trustee (incorporated by reference to
                   Exhibit 4(a) to Registration Statement 333-11497).
         4(b).     Form of Security, included in Exhibit 4(a).
         5.        Opinion and consent of Martin J. Levitas, Vice President-
                   Legal of the Registrant.
         12.       Computation of Ratio of Earnings to Fixed Charges.
         23(a).    Consent of PricewaterhouseCoopers LLP.
         23(b).    Consent of Martin J. Levitas, included in Exhibit 5.
         24.       Powers of Attorney.
         25.       Form T-1 Statement of Eligibility and Qualification under
                   the Trust Indenture Act of 1939.

Item 17. Undertakings.

         (A) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (B) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (D) The undersigned Registrant hereby undertakes that:

         (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camden, State of New Jersey, on the 3rd of June, 2002.



                                           CAMPBELL SOUP COMPANY
                                                   (Registrant)


                                           By:  /s/ Robert A. Schiffner
                                                -------------------------
                                                Robert A. Schiffner
                                                Senior Vice President and
                                                Chief Financial Officer

                 Signature                                  Title                               Date
                 ---------                                  -----                               ----
                    *                      President, Chief Executive Officer and           June 7, 2002
  ------------------------------------     Director (Principal Executive Officer)
  Douglas R. Conant
                    *                               Chairman and Director                   June 7, 2002
  ------------------------------------
  George M. Sherman
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Alva A. App
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Edmund M. Carpenter
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Bennett Dorrance
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Thomas W. Field, Jr.
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Kent B. Foster
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Harvey Golub
                    *                                      Director                         June 7, 2002
  ------------------------------------
  David K.P. Li
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Philip E. Lippincott
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Mary Alice D. Malone


                                     II-4




                    *                                      Director                         June 7, 2002
  ------------------------------------
  Charles H. Mott
                    *                                      Director                         June 7, 2002
  ------------------------------------
   Charles R. Perrin
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Donald M. Stewart
                    *                                      Director                         June 7, 2002
  ------------------------------------
  George Strawbridge, Jr.
                    *                                      Director                         June 7, 2002
  ------------------------------------
  Charlotte C. Weber

  /s/ Robert A. Schiffner                  Senior Vice President and Chief                  June 7, 2002
  ------------------------------------     Financial Officer (Principal Financial
  Robert A. Schiffner                      Officer)

  /s/ Gerald S. Lord
  ------------------------------------     Vice President-Controller (Principal             June 7, 2002
  Gerald S. Lord                           Accounting Officer)


* By:    /s/ John J. Furey
         -------------------------------
         John J. Furey,
         Corporate Secretary,
         as Attorney-in-Fact


                                     II-5